Exhibit 17.1

VIA E-MAIL

Letter of Resignation

To: The Board of Directors

Bohai Pharmaceuticals Group, Inc.

c/o Yantai Bohai Pharmaceuticals Group Co. Ltd.

No. 9 Daxin Road, Zhifu District

Yantai, Shandong Province, China 264000

February 19, 2012

Dear Sirs,

I hereby resign as a director of Bohai Pharmaceuticals Group, Inc. (the “Company”), with effect on the close of business on the date hereof.

My resignation is for personal reasons and not as a result of any disagreement with the

Company on any matter relating to the Company’s operations, policies or practices.

Thank you for the opportunity to be of service to the Company. Best wishes for your continued

success and future endeavors

Yours faithfully,

/s/ Adam C. Wasserman

Adam C.Wasserman